Exhibit 99.1

Four Seasons Education Reports Fourth Quarter and Fiscal 2020 Unaudited Financial Results

SHANGHAI, May 18, 2020 (PRNewswire) – Four Seasons Education (Cayman) Inc. (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading Shanghai-based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education, today announced its unaudited financial results for the fourth quarter and fiscal year 2020, ended February 29, 2020.

Fourth Quarter Fiscal Year 2020 Financial and Operational Highlights

•	Revenue increased by 9.8% to RMB71.1 million (US$10.2 million) from RMB64.7 million in the same period of last year.
•	Gross profit increased by 32.4% to RMB24.8 million (US$3.5 million) from RMB18.7 million in the same period of last year.
•	Operating loss was RMB168.2 million (US$24.1 million), compared with RMB30.1 million in the same period of last year.
•	Adjusted operating loss(1) (non-GAAP) was RMB15.1 million (US$2.2 million), compared with RMB20.4 million in the same period of last year.
•	Net loss was RMB145.4 million (US$20.8 million), compared with RMB18.5 million in the same period of last year.
•	Adjusted net loss(2) (non-GAAP) was RMB4.7 million (US$0.7 million), compared with RMB11.7 million in the same period of last year.
•

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders were both RMB3.11 (US$0.44), compared with both RMB0.36, for the same period of last year. Each two ADSs represent one ordinary share.

•	Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders(3) (non-GAAP) were both RMB0.07 (US$0.01), compared with both RMB0.22, for the same period of last year.
•	Number of learning centers was 53 as of February 29, 2020, compared with 52 as of February 28, 2019.
•

Total student enrollment(4) reached 24,006, compared with 46,165 during the same period of last year. The decrease was primarily due to the early Chinese New Year holidays in 2020 which resulted in a large portion of student enrollments for the winter semester occurring in the third fiscal quarter compared with last year and the impact of the outbreak of COVID-19.

Fiscal Year 2020 Financial and Operational Highlights

•	Revenue increased by 15.9% to RMB389.0 million (US$55.7 million) from RMB335.6 million in the same period of last year.
•	Gross profit increased by 14.8% to RMB188.1 million (US$26.9 million) from RMB163.8 million in the same period of last year.
•	Operating loss was RMB131.0 million (US$18.7 million), compared with operating income of RMB1.1 million in the same period of last year.
•	Adjusted operating income(1) (non-GAAP) increased by 33.3% to RMB45.2 million (US$6.5 million) from RMB33.9 million in the same period of last year.
•	Net loss was RMB109.6 million (US$15.7 million), compared with RMB1.5 million in the same period of last year.
•	Adjusted net income(2) (non-GAAP) increased by 32.5% to RMB47.9 million (US$6.8 million) from RMB36.1 million in the same period of last year.
•	Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders were both RMB2.31 (US$0.33), compared with both RMB0.01, for the same period of last year.
•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders(3) (non-GAAP) were RMB1.01 (US$0.15) and RMB0.98 (US$0.14), respectively, compared with RMB0.77 and RMB0.73, respectively, for the same period of last year.

•	Total student enrollment(4) reached 200,177, representing an increase of 26.9% from 157,759 during the fiscal year 2019.

(1) Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses and impairment loss on intangible assets and goodwill.

(2) Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses, fair value change of investments and impairment loss on intangible assets and goodwill (net of tax effect).

(3) Adjusted basic/diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders, fair value change of investments per ADS attributable to ordinary shareholders and impairment loss on intangible assets and goodwill (net of tax effect) per ADS attributable to ordinary shareholders.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

(4) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

“ We delivered resilient results in the fourth quarter of fiscal year 2020,” said Ms. Yi (Joanne) Zuo, the Director and Chief Executive Officer of Four Seasons Education. “The COVID-19 outbreak had a significant impact on our normal operations, but thanks to the online infrastructure and business presence we have been developing since 2018, we managed to swiftly shift our offline model for courses covering all academic subjects to online delivery. Our quick response enabled us to successfully retain the majority of our enrolled students by providing them diversified high-quality courses online during the lockdown period. This efficient transition also validates our online-merging-offline (“OMO”) strategy and demonstrates our ability to serve a substantially higher number of students through livestreaming and pre-recorded classes. Our impressive student retention under such circumstances is a clear testament to our strong brand and students’ deep trust in our courseware and teaching quality.”

“ On the financial front, on top of our topline growth compared with the fourth quarter of last year, we delivered robust gross profit growth of 32.4% year-over-year, with gross margin for the fourth quarter expanding 595 basis points year-over-year to reach 34.9%. In addition, we continued with our cost control measures. All these efforts helped us accomplish a solid fiscal year 2020 with topline growth of 15.9% year-over-year, which illustrates the healthy development and resilience of our business.”

“ Since the fourth quarter, especially after the outbreak of COVID-19, we have further consolidated our offline resources of education and operations with online technology. While we are still waiting for the PRC government to ease the current containment policies with a clear timetable for reopening offline facilities, our students have been learning with us online. Looking forward, after this pandemic being fully contained, we plan to continue to offer a considerable portion of courses online in addition to those to be taught offline in our learning centers. As we consistently offer engaging and diversified courses to a broad student group at different grade levels, we will keep solidifying and developing our OMO model to bring more options to our students with superior learning experience. We believe such a strategy will allow us to remain the maximized flexibility. More importantly, we believe that our strong balance sheet and cash position will enable us to execute our strategy and make selective investments with sufficient capital support,” Ms. Zuo concluded.

Fourth Quarter Fiscal Year 2020 Financial Results

Revenue increased by 9.8% to RMB71.1 million (US$10.2 million) for the fourth quarter of fiscal year 2020 from RMB64.7 million in the same period of last year, primarily attributable to the healthy ramp-up of new learning centers opened by the Company during fiscal year 2019 and the expanded course offerings.

Cost of revenue increased by 0.6% to RMB46.3 million (US$6.6 million) for the fourth quarter of fiscal year 2020 from RMB46.0 million in the same period of last year.

Gross profit increased by 32.4% to RMB24.8 million (US$3.5 million) for the fourth quarter of fiscal year 2020 from RMB18.7 million in the same period of last year.

General and administrative expenses increased by 1.5% to RMB39.8 million (US$5.7 million) for the fourth quarter of fiscal year 2020 from RMB39.2 million in the same period of last year.

Impairment loss on intangible assets and goodwill was RMB145.4 million (US$20.8 million) for the fourth quarter of fiscal year 2020, compared to RMB0.6 million in the same period of last year, mainly due to the decline in a reporting unit's fair value.

Sales and marketing expenses decreased by 15.0% to RMB7.7 million (US$1.1 million) for the fourth quarter of fiscal year 2020 from RMB9.1 million in the same period of last year, primarily attributable to the decrease of advertising due to the impact of COVID-19.

Operating loss was RMB168.2 million (US$24.1 million) for the fourth quarter of fiscal year 2020, compared with RMB30.1 million in the same period of last year. Adjusted operating loss(1) (non-GAAP), which is calculated as operating loss excluding share-based compensation expenses and impairment loss on intangible assets and goodwill, was RMB15.1 million (US$2.2 million) for the fourth quarter of fiscal year 2020, compared with RMB20.4 million in the same period of last year.

Other income, net was RMB4.9 million (US$0.7 million) for the fourth quarter of fiscal year 2020, compared with RMB2.7 million in the same period of last year, primarily due to investment fair value change.

Income tax benefit was RMB15.7 million (US$2.3 million) for the fourth quarter of fiscal year 2020, compared with RMB8.1 million in the same period of last year, mainly from the tax effect of intangible assets impairment.

Net loss was RMB145.4 million (US$20.8 million) during the fourth quarter of fiscal year 2020, compared with RMB18.5 million in the same period of last year. Adjusted net loss(2) (non-GAAP), which is calculated as net loss excluding share-based compensation expenses, fair value change of the Company’s investments and impairment loss on intangible assets and goodwill (net of tax effect), was RMB4.7 million (US$0.7 million), compared with RMB11.7 million in the same period of last year.

Basic and diluted net loss per ADS attributable to ordinary shareholders for the fourth quarter of fiscal year 2020 were both RMB3.11 (US$0.44), compared with both RMB0.36, for the same period of last year. Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders(3) (non-GAAP) for the fourth quarter of fiscal year 2020 were both RMB0.07 (US$0.01), compared with both RMB0.22, for the same period of last year.

Cash and cash equivalents. As of February 29, 2020, the Company had cash and cash equivalents of RMB404.7 million (US$57.9 million), compared with RMB439.6 million as of February 28, 2019.

Fiscal Year 2020 Financial Results

Revenue increased by 15.9% to RMB389.0 million (US$55.7 million) for the fiscal year 2020 from RM335.6 million in the same period of last year, primarily attributable to the healthy ramp-up of new learning centers opened by the Company during fiscal year 2019, and the increase in student enrollment as a result of the expanded course offerings with higher diversification.

Cost of revenue increased by 16.9% to RMB200.9 million (US$28.7 million) for the fiscal year 2020 from RMB171.8 million in the same period of last year, primarily attributable to the increase in faculty staff.

Gross profit increased by 14.8% to RMB188.1 million (US$26.9 million) for the fiscal year 2020 from RMB163.8 million in the same period of last year.

General and administrative expenses increased by 8.6% to RMB139.4 million (US$19.9 million) for the fiscal year 2020 from RMB128.3 million in the same period of last year due to the increased staff cost, depreciation expenses and amortization, learning center management fee and other receivable allowance.

Impairment loss on intangible assets and goodwill was RMB145.4 million (US$20.8 million) for the fiscal year 2020, compared to RMB0.6 million in the same period of last year, mainly due to the decline in a reporting unit's fair value.

Sales and marketing expenses increased by 1.7% to RMB34.4 million (US$4.9 million) for the fiscal year 2020 from RMB33.8 million in the same period of last year.

Operating loss was RMB131.0 million (US$18.7 million) for the fiscal year 2020 compared with operating income of RMB1.1 million in the same period of last year. Adjusted operating income(1) (non-GAAP), which is calculated as operating income/loss excluding share-based compensation expenses and impairment loss on intangible assets and goodwill, increased by 33.3% to RMB45.2 million (US$6.5 million) for the fiscal year 2020 from RMB33.9 million in the same period of last year.

Other income, net reached RMB11.1 million (US$1.6 million) for the fiscal year 2020, compared with other expenses of RMB3.3 million in the same period of last year, primarily due to investment fair value change and foreign exchange.

Income tax expenses were RMB4.2 million (US$0.6 million) for the fiscal year 2020, compared with RMB10.1 million in the same period of last year, mainly attributable to the tax effect of intangible assets impairment.

Net loss was RMB109.6 million (US$15.7 million) during the fiscal year 2020, compared with RMB1.5 million in the same period of last year. Adjusted net income(2) (non-GAAP), which is calculated as net income/loss excluding share-based compensation expenses, fair value change of the Company’s investments and impairment loss on intangible assets and goodwill (net of tax effect), increased by 32.5% to RMB47.9 million (US$6.8 million) from RMB36.1 million in the same period of last year.

Basic and diluted net loss per ADS attributable to ordinary shareholders for the fiscal year 2020 were both RMB2.31 (US$0.33), compared with both RMB0.01, for the same period of last year. Adjusted basic and diluted net income per ADS attributable to ordinary shareholders(3) (non-GAAP) for the fiscal year 2020 were RMB1.01 (US$0.15) and RMB0.98 (US$0.14), respectively, compared with RMB0.77 and RMB0.73, respectively, for the same period of last year.

Business Outlook

For the first quarter of fiscal year 2021, the Company expects to generate revenue in the range of RMB55.7 million to RMB60.0 million.

The above guidance reflects the Company’s current and preliminary view, which is subject to change, particularly in consideration of uncertainties related to the COVID-19 outbreak, among others.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 18, 2020 (8:00 PM Beijing/Hong Kong time on May 18, 2020)

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 25, 2020, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10144108

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading Shanghai-based educational company dedicated to providing comprehensive after-school education services with a focus on high-quality math education. The Company’s vision is to unlock students’ intellectual potential through high quality and effective education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers. Over the years, the quality of the Company’s education services has been demonstrated by its student outstanding academic performance.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and uses certain non-GAAP measures, including primarily adjusted operating income/loss, adjusted net income/loss and adjusted basic and diluted net income/loss per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses and impairment loss on intangible assets and goodwill. Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses, fair value change of investments and impairment loss on intangible assets and goodwill (net of tax effect). Adjusted basic/ diluted net income/loss per ADS attributable to ordinary shareholders is defined as basic/diluted net income/loss per ADS attributable to ordinary shareholders excluding share-based compensation expenses per ADS attributable to ordinary shareholders, fair value change of investments measured at fair value per ADS attributable to ordinary shareholders and impairment loss on intangible assets and goodwill (net of tax effect) per ADS attributable to ordinary shareholders. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses, fair value change of investments measured at fair value and impairment loss on intangible assets and goodwill (where applicable) that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of investments measured at fair value (where applicable) that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9906 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2020.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28,	February 29,	February 29,
	2019	2020	2020
	RMB	RMB	USD
Current assets
Cash and cash equivalents	439,580	404,652	57,885
Accounts receivable and contract assets	811	1,261	180
Amounts due from related parties	119	-	-
Other receivables, deposits and other assets	22,517	18,484	2,644
Short-term investments	32,715	10,000	1,430
Long-term investment under fair value - current	-	181,821	26,009
Total current assets	495,742	616,218	88,148

Non-current assets
Restricted cash	31,655	37,703	5,393
Property and equipment, net	27,000	19,749	2,825
Operating lease right-of-use assets	-	190,074	27,190
Intangible assets, net	43,897	8,765	1,254
Goodwill	149,775	35,163	5,030
Deferred tax assets	9,536	13,445	1,923
Equity method investments	219	1,295	185
Long-term investments under fair value	162,937	104,414	14,936
Rental deposits—non-current	11,293	10,790	1,544
Total non-current assets	436,312	421,398	60,280
TOTAL ASSETS	932,054	1,037,616	148,428

Current liabilities
Amounts due to related parties	10,719	1,323	189
Accrued expenses and other current liabilities	56,566	75,118	10,746
Operating lease liabilities – current	-	51,842	7,416
Income tax payable	9,065	12,789	1,829
Deferred revenue	87,870	71,946	10,290
Total current liabilities	164,220	213,018	30,470

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and per share data)

	As of
	February 28,	February 29,	February 29,
	2019	2020	2020
	RMB	RMB	USD
Non-current liabilities
Deferred tax liability	10,903	2,136	306
Operating lease liabilities – non-current	-	147,510	21,101
Total non-current liabilities	10,903	149,646	21,407
TOTAL LIABILITIES	175,123	362,664	51,877

EQUITY
Total equity	756,931	674,952	96,551
TOTAL LIABILITIES AND EQUITY	932,054	1,037,616	148,428

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and per share data)

	Three Months Ended February 28/29,			Twelve Months Ended February 28/29
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Revenue	64,700	71,065	10,166	335,643	389,049	55,653
Cost of revenue	(45,984)	(46,277)	(6,620)	(171,822)	(200,933)	(28,743)
Gross profit	18,716	24,788	3,546	163,821	188,116	26,910

General and administrative expenses	(39,237)	(39,824)	(5,697)	(128,349)	(139,370)	(19,937)
Sales and marketing expenses	(9,066)	(7,710)	(1,103)	(33,783)	(34,367)	(4,916)
Impairment loss on intangible assets and goodwill	(557)	(145,416)	(20,802)	(557)	(145,416)	(20,802)
Operating (loss)/ income	(30,144)	(168,162)	(24,056)	1,132	(131,037)	(18,745)

Subsidy income	5	1,075	154	4,150	9,572	1,369
Interest income, net	891	1,085	155	6,756	5,229	748
Other income/ (expenses), net	2,707	4,914	703	(3,311)	11,080	1,585
(Loss)/ income before income taxes and loss from equity method investments	(26,541)	(161,088)	(23,044)	8,727	(105,156)	(15,043)

Income tax benefit/ (expense)	8,113	15,738	2,251	(10,116)	(4,189)	(599)
Loss from equity method investments	(81)	(21)	(3)	(81)	(224)	(32)

Net loss	(18,509)	(145,371)	(20,796)	(1,470)	(109,569)	(15,674)
Net loss attributable to non-controlling interest	(948)	(1,622)	(232)	(869)	(76)	(11)
Net loss attributable to Four Seasons Education (Cayman) Inc.	(17,561)	(143,749)	(20,564)	(601)	(109,493)	(15,663)

Net loss per ordinary share:
Basic	(0.73)	(6.21)	(0.89)	(0.02)	(4.63)	(0.66)
Diluted	(0.73)	(6.21)	(0.89)	(0.02)	(4.63)	(0.66)

Weighted average shares used in calculating net loss per ordinary share:
Basic	24,065,533	23,143,702	23,143,702	24,053,492	23,668,916	23,668,916
Diluted	24,065,533	23,143,702	23,143,702	24,053,492	23,668,916	23,668,916

FOUR SEASONS EDUCATION (CAYMAN) INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands, except share data and per share data)

	Three Months Ended February 28/29,			Twelve Months Ended February 28/29
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Net loss	(18,509)	(145,371)	(20,796)	(1,470)	(109,569)	(15,674)
Other comprehensive (loss)/ income, net of tax of nil
Foreign currency translation adjustments	(18,721)	(1,687)	(241)	29,916	24,484	3,502
Comprehensive (loss)/ income	(37,230)	(147,058)	(21,037)	28,446	(85,085)	(12,172)
Less: Comprehensive loss attributable to non-controlling interest	(948)	(1,622)	(232)	(869)	(76)	(11)
Comprehensive (loss)/ income attributable to Four Seasons Education (Cayman) Inc.	(36,282)	(145,436)	(20,805)	29,315	(85,009)	(12,161)

FOUR SEASONS EDUCATION (CAYMAN) INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS
(in thousands, except share data and per share data)

	Three Months Ended February 28/29,			Twelve Months Ended February 28/29
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Operating (loss)/ income	(30,144)	(168,162)	(24,056)	1,132	(131,037)	(18,745)
Add: share-based compensation expenses	9,149	7,610	1,089	32,247	30,859	4,414
Add: impairment loss on intangible assets and goodwill	557	145,416	20,802	557	145,416	20,802
Adjusted operating (loss)/ income (non-GAAP)	(20,438)	(15,136)	(2,165)	33,936	45,238	6,471

Net loss	(18,509)	(145,371)	(20,796)	(1,470)	(109,569)	(15,674)
Add: share-based compensation expenses (net of tax effect of nil)	9,149	7,610	1,089	32,247	30,859	4,414
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	(2,883)	(4,660)	(667)	4,783	(11,134)	(1,593)
Add: impairment loss on intangible assets and goodwill (net of tax effect of 7,701)	557	137,715	19,700	557	137,715	19,700
Adjusted net (loss)/ income (non-GAAP)	(11,686)	(4,706)	(674)	36,117	47,871	6,847

Basic net loss per ADS attributable to ordinary shareholders	(0.36)	(3.11)	(0.44)	(0.01)	(2.31)	(0.33)
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.19	0.16	0.02	0.67	0.65	0.09
Add: fair value change of investments per ADS attributable to ordinary shareholders	(0.06)	(0.10)	(0.01)	0.10	(0.24)	(0.03)
Add: impairment loss on intangible assets and goodwill per ADS attributable to ordinary shareholders	0.01	2.98	0.42	0.01	2.91	0.42
Adjusted basic net (loss)/ income per ADS attributable to ordinary shareholders (non-GAAP)	(0.22)	(0.07)	(0.01)	0.77	1.01	0.15
Diluted net loss per ADS attributable to ordinary shareholders	(0.36)	(3.11)	(0.44)	(0.01)	(2.31)	(0.33)
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.19	0.16	0.02	0.64	0.63	0.09
Add: fair value change of investments per ADS attributable to ordinary shareholders	(0.06)	(0.10)	(0.01)	0.09	(0.23)	(0.03)
Add: impairment loss on intangible assets and goodwill per ADS Attributable to ordinary shareholders	0.01	2.98	0.42	0.01	2.89	0.41
Adjusted diluted net (loss)/ income per ADS attributable to ordinary shareholders (non-GAAP)	(0.22)	(0.07)	(0.01)	0.73	0.98	0.14
Weighted average ADSs used in calculating earnings per ADS
Basic	48,131,065	46,287,404	46,287,404	48,106,984	47,337,831	47,337,831
Diluted	48,131,065	46,287,404	46,287,404	50,585,609	48,836,226	48,836,226